SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25

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                                                   COMMISSION FILE NUMBER
                                                          001-13469
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                                                        CUSIP NUMBER
                                                        5-8446J 10 8
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                           NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K    [_] Form 11-K     [_] Form 20-F    [X] Form 10-Q
             [_] Form N-SAR

     For Period Ended: September 30, 2001

     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

         ______________________________________________________________


PART I -- REGISTRANT INFORMATION

MediaBay, Inc.

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Full Name of Registrant

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Former Name If Applicable

2 Ridgedale Avenue , Suite 300

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Address of Principal Executive Office (Street and Number)

Cedar Knolls, New Jersey 07927

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City, State and Zip Code


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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     |(a) The reasons described in reasonable detail in Part III of this form
     |    could not be eliminated without unreasonable effort or expense;
     |
     |(b) The subject annual report, semi-annual report, transition report on
     |    Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
[X]  |    will be filed on or before the fifteenth calendar day following the
     |    prescribed due date; or the subject quarterly report or transition
     |    report on Form 10-Q, or portion thereof will be filed on or before
     |    the fifth calendar day following the prescribed due date; and
     |
     |(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
     |    has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Form 10-Q for the quarter ended September 30, 2001 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation.

                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          John F. Levy                    973                     539-9528
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          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                      WITH RESPECT TO ITS FORM 10-Q FOR THE
                        QUARTER ENDED SEPTEMBER 30, 2001

     The registrant expects that its results of operations for the quarter ended September 30, 2001, as reflected in its consolidated statements of operations to be included in the Form 10-Q for the quarter ended September 30, 2001, will reflect the following changes:

     Net sales were approximately $ 9,879,000 for the quarter ended September 30, 2001 compared to net sales of approximately $ 9,729,000 for the quarter ended September 30, 2000. The registrant believes that it is appropriate to take certain strategic charges and asset write-downs during the quarter ended September 30, 2001, which will increase the registrant's net loss compared to the prior comparable period. However, the registrant is unable to provide an estimate of its loss or any other component of its statement of operations because its financial statements have not been finalized.

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                                 MediaBay, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2001                         By : /s/ John Levy
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                                               John F. Levy
                                               Executive Vice President and
                                               Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.


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4.   Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.